Exhibit 99.3

H&R BLOCK, INC.

Pro Forma Consolidated Financial Statements

(Unaudited)

Summary Unaudited Pro Forma Consolidated Financial Data. The following unaudited pro forma consolidated financial information of H&R Block, Inc. (the “Company”) gives effect to the sale by the Company of certain assets and liabilities, including all of the deposit liabilities, of its subsidiary, H&R Block Bank, a federal savings bank (“H&R Bank”), to BofI Federal Bank, a federal savings bank, and the economic impact of the Program Management Agreement (the “PMA”) and Receivables Participation Agreement (the “RPA”) entered into among the parties thereto in connection therewith (collectively, the “P&A Transaction”). The unaudited pro forma consolidated statement of income for the year ended April 30, 2015 gives effect to the P&A Transaction as if they had occurred on May 1, 2014, and the unaudited pro forma consolidated balance sheet as of April 30, 2015 gives effect to the P&A Transaction as if they had occurred on such date. The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States.

The Company’s historical consolidated financial statements have been adjusted in the unaudited pro forma consolidated financial statements to give effect to pro forma events that management believes are directly attributable to the P&A Transaction, are factually supportable and are expected to have a continuing impact on the statement of income. The unaudited pro forma consolidated financial statements should be read in conjunction with the accompanying notes thereto and the Company’s financial statements and related notes contained in the Company’s 2015 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (SEC) on June 17, 2015.

The unaudited pro forma consolidated financial statements have been presented for informational purposes only and are not necessarily indicative of what the Company’s financial position or results of operations actually would have been had the P&A Transaction occurred as of the dates indicated. In addition, the unaudited pro forma consolidated financial information does not purport to project the future financial position or operating results of the Company. Our future results are subject to prevailing economic and industry specific conditions and financial, business and other known and unknown risks and uncertainties, certain of which are beyond our control. These factors include, without limitation, those described in our filings with the SEC, including under the heading “Risk Factors.” The unaudited pro forma consolidated financial information is based on information available as of the date hereof.

PRO FORMA CONSOLIDATED INCOME STATEMENT

Unaudited, amounts in thousands, except per share data

	For the year ended April 30, 2015
	As Reported	Adjustments for P&A Transaction		Reclassifications		Pro Forma
Revenues:
Service revenues	$2,651,057	$(8,046	) (a)	$—		$2,643,011
Royalty, interest and other revenues	427,601	(7,041	) (a)	(25,986	) (e)	394,574

	3,078,658	(15,087)		(25,986)		3,037,585

Operating expenses:
Cost of revenues:
Compensation and benefits	852,480	—		—		852,480
Occupancy and equipment	378,624	—		—		378,624
Provision for bad debt and loan losses	74,993	(2,408	) (a)	—		72,585
Depreciation and amortization	111,861	—		—		111,861
Other	212,532	11,959	(a)	(2,971	) (e)	229,020
		7,500	(b)	—

	1,630,490	17,051		(2,971)		1,644,570
Selling, general and administrative:
Marketing and advertising	273,682	—		—		273,682
Compensation and benefits	238,527	—		—		238,527
Amortization of intangibles	47,943	—		—		47,943
Other selling, general and administrative	93,350	(1,718	) (c)	—		91,632

	653,502	(1,718)		—		651,784

	2,283,992	15,333		(2,971)		2,296,354

Other income	1,314	—		25,986	(e)	27,300
Interest expense on borrowings	(45,246)	—		—		(45,246)
Other expense	(7,929)	—		(2,971	) (e)	(10,900)

Income from continuing operations before taxes	742,805	(30,420)		—		712,385
Income tax	256,061	(11,844	) (d)	—		244,217

Net income from continuing operations	486,744	(18,576)		—		468,168
Net loss from discontinued operations	(13,081)	—		—		(13,081)

Net income	$473,663	$(18,576)		$—		$455,087

Basic earnings per share:
Continuing operations	$1.77	$(0.07)		$—		$1.70
Discontinued operations	(0.05)	—		—		(0.05)

Consolidated	$1.72	$(0.07)		$—		$1.65

Diluted earnings per share:
Continuing operations	$1.75	$(0.07)		$—		$1.68
Discontinued operations	(0.04)	—		—		(0.04)

Consolidated	$1.71	$(0.07)		$—		$1.64

(a)	Reflects reductions and/or increases in revenues and certain expenses from Emerald Cards, Emerald Advances and Refund Transfers pursuant to the terms of the PMA and the RPA.
(b)	Reflects the annual program fee required to be paid pursuant to the PMA.
(c)	Reflects certain expenses that will not recur subsequent to the P&A Transaction as a result of the Company no longer having a federal savings bank.
(d)	Assumes a pro forma tax rate of 38.94%.
(e)	Reclassifications represent revenues and expenses related to mortgage loans held for investment and available for sale securities that were central to the operating activities of, and satisfied a regulatory requirement of, HRB Bank, which will no longer be central to the operating activities of the Company after the closing of the P&A Transaction. As a result, these items will be presented as non-operating income and expenses in the Company’s future reporting.

PRO FORMA CONSOLIDATED BALANCE SHEET

Unaudited, amounts in thousands

	As of April 30, 2015
	As Reported	Adjustments for P&A Transaction		Pro Forma
ASSETS
Cash and cash equivalents	$2,007,190	$(744,699	) (a)	$1,262,491
Cash and cash equivalents - restricted	91,972	—		91,972
Receivables, net	167,964	—		167,964
Deferred tax assets and income taxes receivable	174,267	—		174,267
Prepaid expenses and other current assets	70,283	—		70,283
Investments in available-for-sale securities	439,625	—		439,625

Total current assets	2,951,301	(744,699)		2,206,602
Mortgage loans held for investment, net	239,338	—		239,338
Property and equipment, net	311,387	—		311,387
Intangible assets, net	432,142	—		432,142
Goodwill	441,831	—		441,831
Deferred tax assets and income taxes receivable	13,461	—		13,461
Other noncurrent assets	125,960	—		125,960

Total assets	$4,515,420	$(744,699)		$3,770,721

LIABILITIES:
Customer banking deposits	$744,241	$(744,241	) (a)	$—
Accounts payable and accrued expenses	231,322	—		231,322
Accrued salaries, wages and payroll taxes	144,744	—		144,744
Accrued income taxes	434,684	—		434,684
Current portion of long-term debt	790	—		790
Deferred revenue and other current liabilities	322,508	—		322,508

Total current liabilities	1,878,289	(744,241)		1,134,048
Long-term debt	505,298	—		505,298
Deferred tax liabilities and reserves for uncertain tax positions	142,586	—		142,586
Deferred revenue and other noncurrent liabilities	156,298	(458	) (a)	155,840

Total liabilities	2,682,471	(744,699)		1,937,772

STOCKHOLDERS’ EQUITY:
Common stock	3,166	—		3,166
Additional paid-in capital	783,793	—		783,793
Accumulated other comprehensive income	1,740	—		1,740
Retained earnings	1,836,442	—		1,836,442
Less treasury shares, at cost	(792,192)	—		(792,192)

Total stockholders’ equity	1,832,949	—		1,832,949

Total liabilities and stockholders’ equity	$4,515,420	$(744,699)		$3,770,721

(a)	Reflects the transfer of customer banking deposits to BofI in accordance with the P&A Transaction.